January 4, 2016

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attn: Board of Directors

To the Directors of PICO Holdings, Inc.:

Central Square Management LLC, together with its affiliates ("Central Square"), currently owns approximately 5.4% of the outstanding shares of PICO Holdings, Inc. ("PICO" or the "Company"), making us one of the Company's largest shareholders. As you know, we have been invested in the Company for more than two years. Over the past year, we have tried to engage in a constructive dialogue with you and PICO's management team to discuss our views and concerns regarding the direction of the Company, as well as the existing opportunities at PICO to create value for all shareholders. As part of these efforts, we have outlined in detail our serious concerns with the Company's prolonged underperformance and poor governance in addition to several strategies, which, if implemented, we believe would materially improve the Company's performance.

On December 22, 2015, the Company announced it had appointed Eric Speron of First Foundation Advisors to PICO's Board of Directors (the "Board"), effective January 16, 2016. While we believe that fresh perspective is desperately needed on the Board, we believe the appointment of Mr. Speron is entirely reactive to our involvement at PICO and undertaken as a belated and underwhelming token attempt to appease shareholders. This blatantly transparent move clearly does not begin to go far enough to address the significant issues that we have highlighted in prior letters and communications to you and members of the PICO management team. Simply put, we believe this is a case of "too little, too late."

We remind you of some of our concerns:

- Management's compensation program continues to be both excessive and misaligned with the interests of shareholders, which includes Mr. Hart's base salary that is nearly double the median of the CEO's of the Company's self-defined peer group (and that is AFTER the recent cut) as well as a bonus structure that continues to be poorly-aligned with shareholder interests;
- The Board has a history of overseeing value-destructive capital allocation decisions, including, among others, its calamitous investment in PICO Northstar Hallock, LLC, which we believe resulted in the destruction of more than $85 million of shareholder value;
- Ongoing corporate governance failures with no clear measurement system of nor consequences for management's mistakes, which have led to massive shareholder value destruction;
- Bloated corporate expense structure;
- History of appropriating shareholder money to unjustly enrich management;
- A long-term track record of share price deterioration as demonstrated by PICO's share price underperformance compared to all major indices on a YTD-basis and during all relevant trailing periods (1-, 3-, 5-, and 7-years) as depicted in the table below; and
- Poor operating performance as demonstrated by a decline in PICO's book value per share from nearly $28.00 in 4Q07 to approximately $15.00 as of 3Q15.

Total Shareholder return (PICO vs. S&P 500 index)					
	YTD 2015	**1-yr.**	**3-yr.**	**5-yr.**	**7-yr.**
PICO	-46%	-47%	-49%	-68%	-62%
S&P 500	3%	1%	56%	82%	167%

** Source: Bloomberg. Data through Dec. 30, 2015 and assumes dividends reinvested into the index. S&P 500 7-yr. return through Nov. 30, 2015.*

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

As set forth in great detail in our prior letters to you and Chair Kristina Leslie, the above-referenced concerns are both significant and long-standing issues that have not and cannot be addressed by simply self-selecting one token new director to appoint to the Board. *Real change is needed immediately.*

As we have previously stated, we believe the current Board has failed to promote a culture of effective oversight and accountability. In light of Ms. Leslie's comment to me during our October 29th conversation that each of the three individuals that we publicly identified is clearly highly-qualified, the appointment of your hand-picked director without true engagement in a discussion with us not only illustrates your clear desire to ignore one of the Company's largest institutional shareholders, it also demonstrates an apparent effort to further entrench yourselves despite our persistent efforts to engage in constructive dialogue with you to voluntarily reconstitute the Board.

We call on you to ***immediately engage with us to agree on a procedure for seating each of Anthony Bergamo, James Henderson and Daniel Silvers to the Board.*** We believe each of these three highly-qualified individuals are best-in-class proven stewards of shareholder capital and together they have the right mix of skill sets and experience to help the Board address PICO's challenges and opportunities with an open mind and a keen sense of urgency.

All six of the current PICO Board members have overseen all or part of the Company's eight years of underperformance (as measured by book value deterioration), persistent undervaluation, poor capital allocation and poor corporate governance. Given the ongoing dissatisfaction amongst the Company's shareholder base as demonstrated by shareholders' rejection of the Company's Say-on-Pay proposals twice in the past five years and the Board's refusal to negotiate with us in good faith, we reiterate our call on the Board to hold the Company's 2016 annual meeting no later than April 15, 2016 to enable shareholders to establish a clear mandate for the Company. We would remind you again that taking measures to entrench yourselves is inappropriate and will not be tolerated.

We once again strongly urge you to reconsider your uncooperative approach, which we believe represents hostility toward shareholder interests, and to immediately engage with us to implement meaningful steps to enhance shareholder value at PICO. We continue to stand ready to meet at your convenience to discuss next steps.

Regards,

Kelly Cardwell

Kelly Cardwell, CFA
Managing Partner, Central Square Management

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com